[DME Interactive Holdings, Inc. Letterhead]







                                                     January 24, 2000


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      DME Interactive Holdings, Inc.  (the "Company")
         Registration Statement on Form SB-2
         SEC File No. 333-44131

Ladies & Gentlemen:

         On behalf of the Company, we hereby apply to withdraw the Company's registration statement on Form SB-2 originally filed on June 18, 1998. The registration statement has not been declared effective. The Company is withdrawing the registration statement because since the filing of the offering, the Company has sold substantially all of its assets, acquired a new business and has new management and directors. Therefore, the Company has decided not to proceed with the offering contemplated by the prior registration statement.

         Should you have any questions on this matter, please feel free to contact Darren Ross of Dorsey & Whitney, who can be reached at (212) 415-9341.


                                                     Yours truly,


                                                     /S/ ANDRE MCKOY
                                                     ---------------
                                                     Andre McKoy
                                                     Vice-President - Finance



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